Exhibit 99.2

Summary of Bpifrance Loan

On July 10, 2020, the Company entered into a State-guaranteed loan agreement (prêt garanti par l’Etat) with Bpifrance Financement to be applied to the Company’s cash flow needs. The €5 million loan has a six-year term and is 90% guaranteed by the French State. The loan will bear no interest for the first 12 month period but, following such 12 month period and for the subsequent five years, will bear an interest rate of 2.25% per annum, inclusive of an annual State guarantee fee of 1.61% per annum. The principal and interest of the Bpifrance PGE Loan will be repaid in 20 quarterly installments from October 31, 2021 until July 26, 2026.

The loan is prepayable, at the Company’s option, upon one month’s prior notice. Any early repayment of the loan, be it voluntary or involuntary, shall be subject to a lump-sum indemnity equal to 5% of the prepaid principal amount during the first year and reduced to 3% after this period. Bpifrance Financement’s acceptance of the early repayment is subject to the payment of the indemnity.

Bpifrance Financement may declare the loan repayable upon eight days’ prior notice as a result of the occurrence of certain events, including (i) use of the loaned funds for a purpose not authorized by the Bpifrance Financement loan, (ii) the Company’s failure to pay any amounts due under the Bpifrance Financement loan, (ii) the transfer or pledging by Company of all or part of the shares or voting rights of the Company or one of its subsidiaries without Bpifrance Financement’s prior approval, (iv) a merger, demerger or partial asset contribution with, or the winding-up of, the Company, (v) the suspension of or change in the Company’s business activities, (vi) a breach of the provisions of the Bpifrance Financement loan and (vii) misrepresentation under the Bpifrance Financement loan agreement.

The loan will become immediately repayable upon the occurrence of certain other events, including (i) a share capital reduction of the Company that is not motivated by losses, the distribution of reserves outstanding on the date of execution of the Bpifrance Financement loan or the reimbursement of a shareholders’ loan without the prior approval of Bpifrance Financement, (ii) the seizure of Company assets or the transfer of Company business undertakings and (iii) the occurrence of a material event of a legal or financial nature with significant consequences regarding the Company’s business or profitability.